United States securities and exchange commission logo





                            December 8, 2022

       Quang Pham
       Chief Executive Officer
       Cadrenal Therapeutics, Inc.
       822 A1A North, Suite 320
       Ponte Vedra, FL 32082

                                                        Re: Cadrenal
Therapeutics, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed December 6,
2022
                                                            File No. 333-267562

       Dear Quang Pham:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Cover Page

   1. Disclose whether your offering is contingent upon final approval of your Nasdaq listing on your cover page.
Please ensure the disclosure is consistent with your underwriting agreement.
       Risk Factors
       Our stock price may be extremely volatile, and your investment in our common stock could suffer a decline in value. , page 44

   2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively
 Quang Pham
Cadrenal Therapeutics, Inc.
December 8, 2022
Page 2
      smaller public floats. Please revise this risk factor or include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. In addition, please clearly state that there is a risk of rapid and substantial price volatility and that any such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, which could make it difficult for prospective investors to assess the rapidly changing value of your stock.
       You may contact Ibolya Ignat at 202-551-3636 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Dillon Hagius at 202-551-7967 or Jason Drory at 202-551-8342 with any other questions.



                                                             Sincerely,
FirstName LastNameQuang Pham
                                                             Division of
Corporation Finance
Comapany NameCadrenal Therapeutics, Inc.
                                                             Office of Life
Sciences
December 8, 2022 Page 2
cc:       Leslie Marlow
FirstName LastName